# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guardforce AI Co., Ltd., CIK 0001804469
CUSIP: G4236L138
Title of class of securities: Ordinary Shares, par value $0.12 per share
Address of issuer's principal executive offices: 10 Anson Road, #28-01 International Plaza, Singapore, Singapore (U0), 079903
Date of event which requires filing of this statement: 05/02/2025
Filed by CIK 0002072068
Persons authorized to receive notices and communications: Lei Wang, Guardforce AI Co., Limited, 10 Anson Road #28-01 International Plaza, Singapore, Singapore (U0), 079903, 65 6702 1179

## Reporting persons
- Lei Wang (CIK 0002072068): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 1,101,333; shared voting power 0; sole dispositive power 1,101,333; shared dispositive power 0; aggregate amount beneficially owned 1,101,333 (5.07% of the class)
  Comment: (1) Based on a total of 21,731,409 Ordinary Shares considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of June 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.12 per share
Name of issuer: Guardforce AI Co., Ltd.
Address of issuer's principal executive offices: 10 Anson Road, #28-01 International Plaza, Singapore, Singapore (U0), 079903

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by Lei Wang (the "Reporting Person").

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The Reporting Person is a resident of the Hong Kong Special Administrative Region of the People's Republic of China.
Present principal occupation or employment: The Reporting Person is currently the Issuer's Chief Executive Officer and Chair of the Board.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the Hong Kong Special Administrative Region of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the securities of the Issuer by rendering services and using person funds.

The Reporting Person did not purchase any of the 1,101,333 Ordinary Shares with borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired beneficial ownership of the 1,101,333 Ordinary Shares for investment purposes.

The Reporting Person intends to continuously review her investment in the Issuer and reserves the right to change her plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of her investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by her, or formulating other plans or proposals regarding the Issuer or her securities to the extent deemed advisable by the Reporting Person in light of her general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Person does not have any current intention, plan or proposal with respect to: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the issuer; (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this statement, the Reporting Person is the beneficial owner of 1,101,333 Ordinary Shares of the Issuer, representing 5.07% of the outstanding shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of the filing of this Schedule 13D, Lei Wang has sole power to vote or direct the vote and dispose or direct the disposition of 1,101,333 Ordinary Shares of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person does not beneficially own any other shares nor has effected any transaction in the shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Lei Wang: /s/ Lei Wang, Lei Wang (06/11/2025)